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                                 AD-HOC MELDUNG


Mainz, 29. Mai 2002 (Neuer Markt WKN 625910/Nasdaq PCAG) PrimaCom verbessert Konzernumsatz und Konzernergebnis im 1. Quartal 2002 deutlich. Im 1. Quartal 2002 stieg der Umsatz um 13,0 Prozent auf Euro 43,9 Mio. (Q1/01 Euro 38,6Mio.). Der Verlust konnte erfolgreich um 53,3 Prozent auf Euro 12,9 Mio. reduziert werden (Q1/01 Euro 27,7 Mio.). Der Anfang 2001 eingeleitete positive Umsatz- und Ergebnistrend setzte sich auch im 1. Quartal 2002 fort. Das EBITDA-Ergebnis verbesserte sich um 14,8 Prozent auf Euro 18,7 Mio. im ersten Quartal 2002 (Q1/01 Euro 16,3 Mio.). Sollte sich dieser Trend wie geplant weiterentwickeln, konnte ab 2005 mit schwarzen Zahlen gerechnet werden. Die Gesellschaft gibt heute in einer ausfuhrlichen Pressemeldung weitere Erlauterungen zum Quartalsergebnis . Die ordentliche Hauptversammlung der Gesellschaft findet am
5. Juni 2002 um 10:00 Uhr im Eltzer Hof in Mainz statt. Weitere Information unter www.primacom.de.

Kontakt: Alexander M. Hoffmann, Direktor, Investor Relations
         Tel. 06131 - 9310 150, e-mail: investor@primacom.de
         PrimaCom AG, Hegelstrasse 61, 55122 Mainz www.primacom.de




                                AD HOC - RELEASE

Mainz, May 29, 2002 (Neuer Markt, Frankfurt, "PRC"/ID No. 625 910; Nasdaq:
PCAG) PrimaCom significantly improved its consolidated revenues and consolidated results in the first quarter of 2002. Revenues rose by 13,0 percent to Euro 43.9 million (Q1/01 Euro 38.6 million) The company reduced its net loss by 53.3 percent to Euro 12.9 million (Q1/01 Euro 27.7 million). The upward trend in PrimaCom's revenues and results that started early in 2001 has continued through the first three months of this year, with EBITDA rising by 14.8 percent to Euro
18.7 million (Q1/01 Euro 16.3 million). If this trend continues as projected, the company could achieve bottom line profits by 2005. PrimaCom will report more details of its first quarter results in a comprehensive press release today. The company's Annual General Meeting is scheduled for June 5, 2002 at the Eltzer Hof in Mainz, Germany. Further information can be obtained at www.primacom.de.

Contact: Alexander M. Hoffmann, Director, Investor Relations
         Phone +49 6131 9310 150; email investor@primacom.de
         PrimaCom AG, Hegelstrasse 61, 55122 Mainz, Germany www.primacom.de